Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007

REVERSE CONVERTIBLE PRODUCT SUPPLEMENT
(To the Prospectus dated April 2, 2009 and the
Prospectus Supplement dated April 3, 2009)

HSBC USA INC.
Reverse Convertible Notes

We will offer reverse convertible notes that will pay a fixed rate of interest during the term of the notes.  Depending on the performance of the reference asset, at maturity we may physically deliver shares of stock (or American depositary shares, if applicable) of an identified issuer or pay cash. We will call the shares (or American depositary shares, if applicable) the reference asset.  Specific terms of our notes offerings will be included in the applicable pricing supplement.  If the terms described in the applicable pricing supplement are different or inconsistent with those described herein or in the prospectus or prospectus supplement, the terms described in the applicable pricing supplement will supersede.

No Principal Protection

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invested.

Interest Rate and Interest Payments

The notes will pay interest at a fixed rate as specified in the applicable pricing supplement.  Interest payment dates will also be specified in the applicable pricing supplement.

Reference Asset

The principal, interest or any other amounts payable on the notes may be based on price movements in or other events relating to the reference asset as specified in the applicable pricing supplement.

Maturity Date

The applicable pricing supplement will specify the maturity date.  The maturity date may be postponed upon the occurrence of a market disruption event.

Payment at Maturity

A $1,000 investment in the notes will pay $1,000 at maturity unless:

(a)  the final price of the reference asset is lower than the initial price of the reference asset; and

(b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day is below the barrier price.

The barrier price equals the product of the initial price and the barrier level.

If the conditions described in (a) and (b) above are both true, at maturity you will receive, instead of the full principal amount of your notes, the physical delivery amount (with any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price).  If you receive physical shares of the reference asset (or the cash amount in respect thereof), in lieu of the principal amount of your notes at maturity, the value of your investment will approximately equal the market value of the reference asset you receive, which could be substantially less than the value of your original investment.  While we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount, we may under certain circumstances determined by us in our sole option pay investors the cash equivalent of such shares with a per share price equal to the final price.

As used herein, “final price” means the market price of the reference asset on the final valuation date.  The “initial price,” “initial valuation date,” “final valuation date” and “barrier price” will each have the meaning specified in the applicable pricing supplement.

Ranking

The notes will be our direct unsecured obligations and will rank on a parity with all of our other unsecured and unsubordinated debt, except such obligations as may be preferred by operation of law.

Listing

The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves risks.  You should refer to “Risk Factors” beginning on page PS-3

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this product supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC.
April 3, 2009

TABLE OF CONTENTS

PRODUCT SUPPLEMENT

NOTICE TO INVESTORS	PS-1
PRODUCT SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-3
HYPOTHETICAL EXAMPLES	PS-5
PRICING SUPPLEMENT OVERVIEW	PS-6
VALUATION OF THE NOTES	PS-7
SPECIFIC TERMS OF THE NOTES	PS-8
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-12
INFORMATION REGARDING THE REFERENCE ASSET AND THE REFERENCE ASSET ISSUER	PS-12
CERTAIN ERISA CONSIDERATIONS	PS-13
VALIDITY OF THE NOTES	PS-13

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NOTICE TO INVESTORS

Offers and sales of the notes are subject to restrictions in some jurisdictions.  The distribution of this product supplement, the prospectus supplement, the prospectus and any pricing supplement and the offer or sale of the notes in some other jurisdictions may be restricted by law.  You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes.  This product supplement, the prospectus supplement and any pricing supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

PRODUCT SUPPLEMENT SUMMARY

This summary sets forth questions and answers highlighting information about the notes to help you understand the notes.  You should carefully read the entire prospectus, prospectus supplement, this product supplement and any pricing supplement to fully understand the terms of the notes and the reference asset, as well as the principal tax and other considerations that are important in deciding whether to invest in the notes.  You should also review the “Risk Factors” section on page PS-3 and in the prospectus supplement and the prospectus to determine whether an investment in the notes is appropriate.  The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this product supplement, the prospectus, the prospectus supplement and any applicable pricing supplement.  References to the “prospectus” mean our prospectus, dated April 2, 2009, and references to the “prospectus supplement” mean our prospectus supplement, dated April 3, 2009, which supplements the prospectus.

Are the notes principal protected?

No.  The notes do not guarantee any return of principal at maturity.

What will I receive upon maturity of the notes?

A $1,000 investment in the notes will pay $1,000 at maturity unless: (a) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset as determined by the calculation agent is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset.  If both (a) and (b) in the preceding sentence are true, you will receive the physical delivery amount (with any fractional shares to be paid in cash) at maturity.

If your payment at maturity is the physical delivery amount, you will receive a physical delivery of the reference asset (with any fractional shares to be paid in cash).  The delivered reference asset will have a market value that is less than the full principal amount of your notes.  Accordingly, you may lose some or all of your principal if you invest in the notes.

What is the interest rate?

The notes will pay interest at a fixed rate as specified in the applicable pricing supplement.  Interest payment dates will also be specified in the applicable pricing supplement.

Will interest payments be received during the term of the notes?

The interest paid will include interest accrued from the issue date or any other date specified in the applicable pricing supplement, or prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or maturity date.  No interest will accrue and be payable on your notes after the respective interest payment date or the maturity date if such interest payment date or maturity date is postponed or extended or if the final valuation date is postponed or extended.

What are some of the risks of the notes?

An investment in the notes involves risks.  We have summarized some of those risks here, but we urge you to read the more detailed explanation in the “Risk Factors” section on page PS-3 below and in the prospectus supplement and the prospectus.

Market Risks

The notes are exposed to a downside price risk similar to the reference asset. If (a) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset as determined by the calculation agent is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset, you will lose some or all of your principal.  If you sell your notes before maturity, you may only be able to do so at a substantial discount from the issue price, and as a result you may suffer a substantial loss.  Also, the notes do not have the same price appreciation potential as the reference asset because, at maturity, even if the value of the reference asset has appreciated, the value of your notes will not exceed their principal amount plus interest payments.

Price Volatility

If the reference asset trades or closes near or below the barrier price, we expect the market value of the notes to decline to reflect a number of factors, including the potential delivery of the physical delivery amount at maturity that would have a market value less than 100% of the principal amount of your notes.

Liquidity

There may be little or no secondary market for the notes.  HSBC Securities (USA) Inc. or other affiliates of the issuer of the notes intend to engage in limited purchase transactions and may engage in limited resale transactions, but are under no obligation to do so.  If you sell your notes prior to maturity, you may have to sell them at a substantial loss.  You should be willing to hold the notes to maturity.

Who should consider purchasing the notes?

The notes are designed for investors who seek a potential return greater than that for ordinary debt securities, who are willing to accept the risk of investing in equities in general and the reference asset in particular, who are prepared to hold the notes until maturity and who believe that (a) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day will not fall below the barrier price; and (b) the final price of the reference asset will not be lower than the initial price of the reference asset.  Because the notes do not guarantee any return of principal at maturity, the notes are designed for investors who are willing to forego any principal protection on their notes.

The notes are designed for investors who do not seek full principal protection, who are willing to accept the risks of investing in equities in general and the reference asset in particular, who do not seek an investment for which there will be an active secondary market and who are willing to hold the notes until maturity.  Because the notes include the risk of investing in equities, the notes are not designed for investors who prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

What is the reference asset?

The specific reference asset will be described in the applicable pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the reference asset or the reference issuer, and you will not receive any payments in respect of dividends or other distributions that may be payable on that stock.  The reference issuer is not an affiliate of the issuer and is not involved in this offering in any way.  The obligations represented by the notes are debt obligations of us and are not obligations of the reference issuer.

How does an investment in the notes differ from an investment in the reference asset of the reference issuer?

By investing in the notes you will assume the risk that (a) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day may fall below the barrier price; and that (b) the final price of the reference asset may be lower than the initial price of the reference asset, causing the payment at maturity to fall below the principal amount of the notes.  Much like an investment in the reference asset, you will be exposed to the risk of the decline in the price of the reference asset during the term of the notes.  However, unlike an investment in the reference asset, you will not be entitled to benefit from any increase in the value of the reference asset over its initial price and you will only be entitled to receive the principal amount of your notes and any accrued but unpaid interest at maturity.  In addition, you will not be a beneficial owner of the reference asset and therefore will not be entitled to receive any dividends or similar amounts paid on the reference asset nor will you be entitled to purchase the reference asset by virtue of your ownership of the notes.  Moreover, you will not be entitled to any voting rights or other control rights that holders of the reference asset may have with respect to the reference issuer.  Instead you will be receiving a higher interest payment than would generally be paid on notes of HSBC USA, Inc. or an issuer with a comparable credit rating.

What about taxes?

We intend to treat each note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the note to secure your potential obligation under the put option.  Pursuant to the terms of the notes, you agree to treat the notes in accordance with this characterization for all U.S. federal income tax purposes.  However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible.  See “Certain U.S. Federal Income Tax Considerations—Certain Equity-Linked Notes—Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

RISK FACTORS

The notes are riskier than ordinary unsecured debt securities.  Prospective purchasers of the notes should understand the risks of investing in the notes and should reach an investment decision only after careful consideration with their advisors of the suitability of the notes in light of their particular financial circumstances, the following risk factors and the other information included or incorporated by reference in the applicable pricing supplement, this product supplement, the prospectus supplement and the prospectus.  We have no control over a number of matters, including economic, financial, regulatory, geographic, judicial and political events, that are important in determining the existence, magnitude, and longevity of these risks and their influence on the value of, or the payments made on, the notes.  You should not purchase the notes unless you understand and can bear these investment risks.

1)	The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invested.  You will lose some or all of your principal if both of the following are true:  (a) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is lower than the initial price of the reference asset.  A $1,000 investment in the notes will pay $1,000 at maturity if, and only if, either of the following is true:  (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day.  If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive at will be less than the principal amount of your notes and may be zero.  Accordingly, you may lose the entire principal amount of your notes.

We cannot predict the final price of any reference asset on the final valuation date.

2)	You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset.  If the final price of the reference asset is greater than the initial price of the reference asset, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset.  Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the applicable interest rate.  Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3)	There are additional risks relating to notes with an American depositary share as the reference asset.

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You will have limited antidilution protection.  The calculation agent may adjust the payment at maturity by adjusting the terms of the notes for certain actions taken by the depository for the reference asset that affect the reference asset.  However, the calculation agent is not required to make an adjustment for actions taken by the depository that can affect the reference asset.  If an action is taken by the depository that is perceived by the market to have a diluting or concentrative effect on the reference asset but that does not require the calculation agent to adjust the terms of the notes, you may be materially and adversely affected.

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Securities linked to the value of foreign equity securities involve additional risks.  You should be aware that investments in securities linked to the value of foreign equity securities such as the securities underlying the reference asset might involve particular risks.  Direct or indirect government intervention to stabilize the foreign securities markets may affect trading prices and volumes in those markets where the securities underlying the reference asset trade.  In addition other special risks associated with investment in emerging markets may include, but are not necessarily limited to: difficulties in enforcing contracts; less liquidity and smaller market capitalizations; lesser regulation of securities markets; different accounting and disclosure standards; governmental interference; higher inflation and social, economic and political uncertainties.  These risks affect the value of the securities underlying the reference asset and as such may affect the trading value of the reference asset and, thus, the return on the notes.

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You are subject to the risk of fluctuating foreign exchange rates.  The reference asset is quoted and traded in U.S. Dollars and may trade at different prices from the securities underlying the reference asset, which are quoted and traded in their local currency.  Fluctuations in the exchange rate between the local currency of the securities underlying the reference asset and the U.S. Dollar may affect the U.S. Dollar equivalent of the local currency price of the securities underlying the reference asset on the foreign stock exchange(s) where those securities trade.  These fluctuations may affect the market price of the reference asset and, consequently, affect the value of the notes.

4)	Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note.  Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note.  For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations—Certain Equity-Linked Notes—Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.”

Please note, this product supplement, the attached prospectus, prospectus supplement and the applicable pricing supplement do not describe all the risks of an investment in the notes.  We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

HYPOTHETICAL EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes.  We cannot predict the final price of the reference asset on the final valuation date.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial price of the reference asset used in the illustrations below is not the actual initial price of the reference asset of any note.  In addition, the examples assume that the reference asset has no dividend yield.  You should not take these examples as an indication or assurance of the expected performance of the reference asset.

Assumptions:

Number of notes:	10

Aggregate principal amount of the notes:	$10,000.00

Initial price of the reference asset:	$45.00

Dividend yield of the reference asset	0.00%

Barrier level:	70%

Barrier price:	$31.50 (equal to $45.00 X 70%)

Physical delivery amount:	222 shares (equal to $10,000/ $45.00)

Fractional share amount:	0.222222

Interest Rate:	10% per annum, paid quarterly.

Maturity:	1 year.

Four quarterly interest payments:	$250.00 (equal to ($10,000 X 10.00%)/ 4)

Example 1 – The final price of the reference asset is above the initial price.

In this example, the final price of the reference asset is $54.00, which is above the initial price. This results in 100% of the principal amount of the notes being returned in cash, regardless of whether the market price of the reference asset has traded below the barrier price prior to the final valuation date.

Return Calculation:

An investor receives a total of $11,000.00 in cash which includes:

100% of your principal amount	$10,000.00
Four quarterly $250.00 interest payments	$1,000.00
TOTAL:	$11,000.00

10.00% return on investment

A comparable investment in shares of the reference asset (including fractional shares) would have resulted in $12,000.00 for the investor.  The market value of 222.222222 shares of the reference asset multiplied by the final price represents a 20.00% return on investment.

This example illustrates that owning the reference asset generates a superior return when the rate of appreciation of the reference asset is greater than the interest rate of the notes.

Example 2 – The final price of the reference asset is below the initial price, but the market price of the reference asset never trades below the barrier price prior to the final valuation date.

In this example, the final price of the reference asset is $38.25, which is below the initial price, but the market price of the reference asset never trades below the barrier price on any day prior to the final valuation date. This results in 100% of the principal amount of the notes being returned in cash.

Return Calculation:

An investor receives a total of $11,000 in cash which includes:

100% of your principal amount	$10,000.00
Four quarterly $250.00 interest payments	$1,000.00
TOTAL:	$11,000.00

10.00% return on investment

A comparable investment in shares of the reference asset (including fractional shares) would have resulted in $8,500.00 for the investor.  The market value of 222.222222 shares of the reference asset multiplied by the final price represents a -15.00% return on investment.

This example illustrates that owning notes generates a superior return when the final price of the reference asset falls below the initial price but not below the barrier price.

Example 3 – The market price of the reference asset trades below the barrier price and the final price is below the initial price.

In this example, the market price of the reference asset trades below the barrier price on a day between the initial valuation date and the final valuation date, inclusive, and the final price is $27.00, which is below the initial price.  This results in (i) physical delivery of shares of the reference asset and (ii) a cash payment representing fractional shares of the reference asset.  The value of the physically delivered shares and the cash payment is less than the full principal amount of the notes, resulting in a loss of principal for the investor.

Return Calculation:

An investor receives (i) 222 shares of the reference asset having a total market value of $5,994.00, (ii) a cash payment in the amount of $6.00 representing the fractional shares and (iii) a total of $1,000 in four quarterly interest payments:

Market value of 222 shares of the reference asset delivered	$5,994.00	(equal to 222 X $27)

Four quarterly $250.00 interest payments	$1,000.00
Cash payment of $6.00 representing fractional shares	$6.00	(equal to .222222 X $27.00)
TOTAL:	$7,000.00

−30.00% return on investment

A comparable investment in shares of the reference asset (including fractional shares) would have resulted in $6,000.00 for the investor.  The market value of 222.222222 shares of the reference asset multiplied by the final price represents a −40.00% return on investment.

This example illustrates that owning the notes or the reference asset generates a loss when the final price of the reference asset falls below the barrier price.  Note that the interest payments on the notes have the effect of mitigating the losses of owning the notes relative to the reference asset.  This mitigation will decrease as the dividend yield, if any, of the reference asset increases.

PRICING SUPPLEMENT OVERVIEW

The pricing supplement for each offering of notes will contain the detailed information and terms with respect to that particular offering. The pricing supplement also may supplement, update or change information contained in this product supplement, the prospectus supplement and the prospectus.  If the terms described in the applicable pricing supplement are inconsistent with those described herein or in the prospectus or prospectus supplement, the terms described in the applicable pricing supplement will supersede.  Any pricing supplement should be read along with this product supplement, the prospectus supplement and the prospectus.  It is important that you consider all of the information in the pricing supplement, this product supplement, the prospectus supplement and the prospectus when making your investment decision.

Terms Specified in a Pricing Supplement.  The following is a partial listing of the information and terms of a note offering which may be included in a pricing supplement:

•	initial public offering price,

•	agents’ commission or discount, if any,

•	reference asset and reference issuer,

•	ticker symbol of reference asset,

•	SEC file number for reference asset,

•	initial valuation date,

•	issue date,

•	final valuation date,

•	maturity date and any terms related to any extension of the maturity date not otherwise set forth in this product supplement,

•	the fixed rate per year at which the notes will bear interest,

•	initial price,

•	interest payment dates,

•	barrier price,

•	barrier level,

•	physical delivery amount,

•	CUSIP number,

•	ISIN, and

•	any other applicable terms.

VALUATION OF THE NOTES

At Maturity

As described above, a $1,000 investment in the notes will pay $1,000 at maturity unless:

(a)	between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset on any day is below the barrier price; and

(b)	the final price of the reference asset is lower than the initial price of the reference asset.

The barrier price equals the product of the barrier level and the initial price.  If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the full principal amount of your notes, the physical delivery amount (with any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price).  We may under some circumstances to be determined by and at the sole option of HSBC USA Inc., pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price.  However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount.  If you receive physical shares of the reference asset (or the cash amount in respect thereof), in lieu of the full principal amount of your notes at maturity, the value of your investment will approximately equal the market value of the reference asset you receive (or the cash amount in respect thereof), which could be substantially less than the value of your original investment.

You may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the payment at maturity is in physical shares of the reference asset, the number of shares received is referred to as the “physical delivery amount” (with any fractional shares to be paid in cash).  The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your notes by the initial price of the reference asset.  The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Prior to Maturity

The market value of the notes will be affected by a number of interrelated factors including, but not limited to, the market price of the reference asset in relation to the initial price and the barrier price, supply and demand, the volatility and dividend level of the reference asset, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of HSBC USA Inc. You should understand that the market value of the notes is driven by a range of interrelated factors and that while the market price of the reference asset is an important variable, it cannot be used as the sole measure to approximate the value of this investment.  You should not use any single variable to approximate the value of this investment.

SPECIFIC TERMS OF THE NOTES

The notes are part of a series of debt securities entitled “Notes, Series 1” (the “medium-term notes”) that we may issue under the senior debt indenture, dated March 31, 2006, between HSBC USA Inc. and Deutsche Bank Trust Company Americas (as trustee) from time to time. This product supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the prospectus supplement. The terms described here (i.e., in this product supplement) supplement those described in the prospectus supplement and prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to public and net proceeds to us in the applicable pricing supplement relates only to the initial sale of the notes. If you have purchased the notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Payment at Maturity

Your payment at maturity for each note you hold is discussed above under “Valuation of the Notes – At Maturity.”

In the event that the maturity date is postponed or extended as described under “Specific Terms of the Notes – Maturity Date” below, the related payment of principal will be made on the postponed or extended maturity date.

Interest

The notes will pay interest at a fixed rate as specified in the applicable pricing supplement.  Interest payment dates will also be specified in the applicable pricing supplement.  However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.  Interest on fixed-rate notes will be computed on the basis of a 360-day year of twelve 30-day months.  See “Description of the Notes—Fixed Rate Notes” in the prospectus supplement.

Regular Record Dates for Interest

In the event the notes are issued as “global securities,” the ultimate beneficial owners of the notes are indirect holders and interest will be paid to the person in whose name the notes are registered at the close of business on the regular record date before each interest payment date.  The regular record date relating to an interest payment date for the notes issued as “global securities” will be the date three (3) business days prior to the interest payment date, whether or not that interest payment date is a business day; provided that for an interest payment date that is also the maturity date, the interest payable on that interest payment date will be payable to the person to whom the principal is payable. If the interest payment date is also a day on which principal is due, the interest payable will include interest accrued to, but excluding, the stated maturity date.  If a note is issued between a record date and an interest payment date, the first interest payment will be made on the next succeeding interest payment date.  For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.  See “Description of Notes—Interest and Principal Payments” in the prospectus supplement.

Denominations

Unless otherwise stated in the applicable pricing supplement, the notes will be issued in minimum denominations of $1,000, increased in multiples of $1,000.

Maturity Date and Final Valuation Date

If the maturity date stated in the applicable pricing supplement is not a business day, the amounts payable or reference assets deliverable at maturity will be paid or delivered on the next following business day.  The maturity date shall be five business days after the final valuation date.  If the stated final valuation date as specified in the applicable pricing supplement occurs on a day that is not a scheduled trading day (as defined below), the final valuation date shall be the first succeeding scheduled trading day.  The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date.  We describe market disruption events under “Market Disruption Events.”

Market Price

On any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange (as defined below) is the NASDAQ National Market (“NASDAQ”), the market price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange.  If the reference asset is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the market price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent.  The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on a day on which the final price is to be determined, the market price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date.

Business Day

Any payment on the notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Maturity Date” and “Final Valuation Date” above. The same will apply to any delivery of physical shares of the reference asset that would otherwise be due on a day that is not a business day.

Calculation Agent

Unless otherwise specified in the applicable pricing supplement, HSBC Bank USA, National Association, will act as calculation agent.  See also “Description of the Notes – Open Market Purchases – Calculation Agent and Calculations” in the prospectus supplement.

We may change the calculation agent after the issue date without notice.

Market Disruption Events

Unless otherwise provided in the applicable pricing supplement, if a market disruption event occurs with respect to a reference asset on a date on which the price thereof would otherwise be scheduled to be determined for purposes of calculating the final price, then the final valuation date for that reference asset will be the first succeeding scheduled trading day on which there is no market disruption event.  If the final valuation date has not occurred as of the fifth scheduled trading day immediately following the original date that, but for the occurrence of the market disruption event, would have been the final valuation date, then that fifth scheduled trading day shall be the final valuation date.  The calculation agent will determine the value of the reference asset using its estimate of the exchange traded price for the reference asset that would have prevailed but for that market disruption event as of the valuation time on that scheduled trading day.  No interest or other sum shall accrue to the noteholders in the event that a payment is postponed pursuant to the foregoing.

“Market disruption event” means for purposes hereof:

With respect to a reference asset and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the reference asset or any corresponding ADS underlying shares or (b) in any futures or options contracts relating to the reference asset or any corresponding ADS underlying shares; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the reference asset or any corresponding ADS underlying shares or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the reference asset or any corresponding ADS underlying shares; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the reference asset or any corresponding ADS underlying shares fails to open for trading during its regular trading session.

“ADS underlying shares” means with respect to a reference asset that is an American depositary share, the securities of the reference issuer underlying that reference asset.

“Relevant exchange” means (i) with respect to a reference asset, the primary exchange for that reference asset and (ii) with respect to ADS underlying shares, the primary exchange for those ADS underlying shares.

“Related exchange” means with respect to a reference asset or ADS underlying shares, the exchanges or quotation systems, if any, on which options or futures contracts on that relevant reference asset or those ADS underlying shares are traded or quoted, and as may be selected from time to time by the calculation agent.

“Scheduled closing time” means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means with respect a reference asset, any day on which the relevant exchange for that reference asset and each related exchange for that reference asset are scheduled to be open for trading for that reference asset.

The calculation agent will notify the noteholders of the existence of a market disruption event on any day that but for the occurrence or existence of a market disruption event would have been the final valuation date.

Merger Event and Tender Offer

A “merger event” shall mean, in respect of a reference asset, any (i) reclassification or change of the shares of the reference asset or any corresponding ADS underlying shares that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset or corresponding ADS underlying shares outstanding, (ii) consolidation, amalgamation or merger of the reference issuer with or into another entity (other than a consolidation, amalgamation or merger of the reference issuer with or into another entity and which does not result in any such reclassification or change of all shares of the reference asset or the corresponding ADS underlying shares outstanding) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the reference asset or corresponding ADS underlying shares that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset or corresponding ADS underlying shares (other than those shares of the reference asset or corresponding ADS underlying shares owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the reference issuer or its subsidiaries with or into another entity in which the reference issuer is the continuing entity and which does not result in a reclassification or change of the shares of the reference asset or any corresponding ADS underlying shares outstanding but results in the outstanding shares of the reference asset or any corresponding ADS underlying shares (other than shares of the reference asset or any corresponding ADS underlying shares owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the reference asset or corresponding ADS underlying shares immediately following that event, in each case if the approval date (as defined below) is on or before a final valuation date.

A “tender offer” shall mean, in respect of the voting shares of a reference issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the reference issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs in respect of a reference asset that is an American depositary share and the reference asset is still publicly quoted, traded or listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or their successors in interest, then the calculation agent shall adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of a reference asset that is not an American depositary share and the shares of the reference asset are exchanged for new shares (with no other distributions of property in respect of the shares of the reference asset), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or their successors in interest, then the reference asset shall be adjusted to comprise the number of new shares to which a holder of one share of the reference asset immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer.  The calculation agent shall also adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event and such new shares shall be deemed reference asset.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the reference asset, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is five business days after the approval date (as defined below).  On the maturity date, we shall pay to each holder of a note the payment at maturity, provided that for purposes of that calculation, the final price of the reference asset will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the final valuation date will be deemed to be the approval date and the relevant period with respect to any interest payment shall be deemed to end on and include the approval date.  In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder.  The “approval date” is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the reference issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.  In the case of an acceleration of the maturity of the notes, interest, if any, will be paid on the notes through and excluding the related date of accelerated payment.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the reference asset in a manner that adversely affects the value of, and trading in, the notes.  Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the notes.

Share Delisting, Nationalization, Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the final valuation date (i) the shares of a reference asset cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or a successor in interest (a “successor exchange”), (ii) with respect to a reference asset that is an American depositary share, the ADS underlying shares cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a comparable exchange or (iii) with respect to a reference asset that is an American depositary share, the deposit agreement (as defined below) is terminated and an analogous arrangement is not created involving the immediate re-listing of the reference asset on a successor exchange.  If the reference asset is immediately re-listed on a successor exchange, then the reference asset shall continue to be deemed to be the reference asset.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, all or substantially all of the assets of a reference issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a reference issuer (i) any shares of the related reference asset or any corresponding ADS underlying shares are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the related reference asset or any corresponding ADS underlying shares become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the calculation agent shall accelerate the maturity date to the day which is five business days after the announcement date (as defined below).  On the accelerated maturity date, the issuer shall pay to each noteholder the payment at maturity and for the purposes of that calculation, the final price of the reference asset will be deemed to be the closing price on the scheduled trading day immediately prior to the announcement date.  In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder.  The “announcement date” means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the reference issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that the shares of the reference asset or ADS underlying shares will cease to trade or be publicly quoted on that exchange or the deposit agreement is terminated or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the reference issuer.  In the case of an acceleration of the maturity of the notes interest, if any, will be paid on the notes through and excluding the related date of accelerated payment.

Adjustments

Following the declaration by a reference issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the reference asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, “potential adjustment event” means the occurrence of any of the following after the issue date of the notes:

(i)              a subdivision, consolidation or reclassification of the shares of the reference asset or any corresponding ADS underlying shares (unless a merger event), or a free distribution or dividend of any shares of the reference asset or any corresponding ADS underlying shares to existing holders by way of bonus, capitalization or similar issue;

(ii)              a distribution or dividend to existing holders of shares of the reference asset or any corresponding ADS underlying shares of (A) the reference asset or corresponding ADS underlying shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the reference issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii)              an extraordinary dividend;

(iv)              a call by the relevant reference issuer in respect of shares of the reference asset or any corresponding ADS underlying shares that are not fully paid;

(v)              a repurchase by the reference issuer of shares of the reference asset or any corresponding ADS underlying shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi)              with respect to a reference asset that is an American depositary share, the making of any amendment or supplement to the terms of the deposit agreement; or

(vii)              any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the reference asset or any corresponding ADS underlying shares.

American Depositary Shares — Deposit Agreements

Any reference asset in the form of an American depositary share is issued pursuant to a deposit agreement, as amended from time to time (the “deposit agreement”).  An event that has a diluting or concentrative effect on the corresponding ADS underlying shares may affect the theoretical value of that reference asset unless (and to the extent that) the reference issuer or the depository for the reference asset, pursuant to their authority (if any) under the deposit agreement, elect to adjust the number of ADS underlying shares that are represented by each share of the reference asset such that the price and other terms of the reference asset will not be affected by any such event – in which case the calculation agent will make no adjustment.  If the reference issuer or the depository for the reference asset, in the absence of any of the events described below, elect to adjust the number of ADS underlying shares that are represented by each share of the reference asset, then the calculation agent may make the necessary antidilution adjustments.  The depository of the reference asset may also have the ability pursuant to the deposit agreement to make adjustments in respect of the reference asset for share distributions, rights distributions, cash distributions and distributions other than shares, rights and cash.  Upon any such adjustment by the depository, the calculation agent may adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

Settlement

Unless otherwise specified in the applicable pricing supplement, we expect that the delivery of the notes will be made against payment therefor on or about the initial settlement date specified on the cover page of the applicable pricing supplement, which will be the fifth business day following the pricing date of the notes (the settlement cycle being referred to as “T+5”).  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We intend to treat each note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the issue price of the note to secure your potential obligation under the put option.  Pursuant to the terms of the notes, you agree to treat the notes in accordance with this characterization for all U.S. federal income tax purposes.  However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible.  See “Certain U.S. Federal Income Tax Considerations—Certain Equity-Linked Notes—Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

INFORMATION REGARDING THE REFERENCE ASSET AND THE REFERENCE ASSET ISSUER

The notes have not been passed on by the reference issuers of the reference assets as to their legality or suitability.  The notes are not issued by and are not financial or legal obligations of the reference issuers of the reference assets.  The reference issuers of the reference assets make no warranties and bear no liabilities with respect to the notes.  This product supplement relates only to the notes offered by the applicable pricing supplement and does not relate to any security of an underlying issuer.

Note that companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330.  In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC.  The address of the SEC’s website is http://www.sec.gov.  Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number provided in the applicable pricing supplement.  In addition, information regarding such a company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the reference issuer of the reference asset with the SEC.  In connection with any issuance of notes under the applicable pricing supplement, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the sponsors or issuers of the reference asset.  Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding the sponsor or issuer of the reference asset is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the reference asset (and therefore the price of such reference asset at the time we price the notes) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor or issuer of the reference asset could affect the value received at maturity with respect to the notes and therefore the price of the notes.

CERTAIN ERISA CONSIDERATIONS

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") or any applicable federal, state, local or other laws, rules or regulations substantially similar to Section 406 of ERISA and/or Section 4975 of the Code should review the "Certain ERISA Considerations" section in the prospectus supplement.

VALIDITY OF THE NOTES

If stated in the pricing supplement applicable to a specific issuance of notes, the validity of the notes under New York law for that issuance of notes may be passed upon for us by Cadwalader, Wickersham & Taft LLP.